SECURITIES AND EXHANGE COMMISSION
                       Washington, D.C. 20549

                            FORM 15

             Certification and Notice of Termination of Registration
                 Under Section 12(g) of the Securities Exchange
                Act of 1934 or Suspension of Duty to File Reports
                       Under Sections 13 and 15(d) of the
                        Securities Exchange Act of 1934

                      Commission File Number 0-16777

                 Desert Springs Marriott Limited Partnership
               (Exact name of registrant as specified in its charter)

           10400   Fernwood Road, Bethesda, MD 20817   (301)380-2070
(Address,including zip code,and telephone number, including area code, of Registrant's principal executive offices)

                   Units of Limited Partnership Interest
            (Title of each class of securities covered by this Form)


                                   None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12(g)-4(a)(1)(i)    (X)              Rule 12h-3(b)(1)(i)  (  )
Rule 12(g)-4(a)(1)(ii)   (  )             Rule 12h-3(b)(1)(ii) (  )
Rule 12(g)-4(a)(2(i)     (  )             Rule 12h-3(b)(2)(i)  (  )
Rule 12(g)-4(a)(2)(ii)   (  )             Rule 12h-3(b)(2)(ii) (  )
                                          Rule 15d-6           (  )


Approximate number of holders of record as of the certification or notice date: -2-


        Pursuant to the requirements of the Securities Exchange Act of 1934, Desert Springs Marriott Limited Partnership has caused this certification/ notice to be signed on its behalf by the undersigned duly authorized person.



Date: January 4, 1998                   By: HMC Desert LLC
                                            General Partner



                                        By:    /s/ Christopher G. Townsend
                                                   Christopher G. Townsend
                                                   Vice President and Secretary